UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Northwest Biotherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

66737P501
(CUSIP Number)

January 19, 2011
(Date of Event which requires filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66737P501
1	Names of reporting persons Tonaquint, Inc. (87-0285597)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,145,627 *
	6	Shared voting power
	7	Sole dispositive power 4,145,627 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,145,627 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.4% **
12	Type of reporting person (see instructions) CO

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (“Tonaquint”) had rights to convert two Secured Convertible Promissory Notes into 4,145,627 shares of the Issuer’s common stock in the aggregate, as described in Item 4 of this Statement.

** Based on 76,145,627 shares of the Issuer’s common stock which would be outstanding after a full conversion by Tonaquint of its two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock.  On January 19, 2011, 72,000,000 shares of the Issuer’s common stock were outstanding, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note Purchase Agreement dated January 19, 2011, between Tonaquint and the Issuer, which is described in the Issuer’s Current Report on Form 8-K filed on January 27, 2011.

SCHEDULE 13G

CUSIP No. 66737P501
1	Names of reporting persons Utah Resources International, Inc. (87-0273519)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,145,627 *
	6	Shared voting power
	7	Sole dispositive power 4,145,627 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,145,627 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.4% **
12	Type of reporting person (see instructions) CO

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights to convert two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 76,145,627 shares of the Issuer’s common stock which would be outstanding after a full conversion by Tonaquint of its two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock.  On January 19, 2011, 72,000,000 shares of the Issuer’s common stock were outstanding, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note Purchase Agreement dated January 19, 2011, between Tonaquint and the Issuer, which is described in the Issuer’s Current Report on Form 8-K filed on January 27, 2011.

SCHEDULE 13G

CUSIP No. 66737P501
1	Names of reporting persons Inter-Mountain Capital I Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,145,627 *
	6	Shared voting power
	7	Sole dispositive power 4,145,627 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,145,627 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.4% **
12	Type of reporting person (see instructions) CO

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights to convert two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 76,145,627 shares of the Issuer’s common stock which would be outstanding after a full conversion by Tonaquint of its two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock.  On January 19, 2011, 72,000,000 shares of the Issuer’s common stock were outstanding, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note Purchase Agreement dated January 19, 2011, between Tonaquint and the Issuer, which is described in the Issuer’s Current Report on Form 8-K filed on January 27, 2011.

SCHEDULE 13G

CUSIP No. 66737P501
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,145,627 *
	6	Shared voting power
	7	Sole dispositive power 4,145,627 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,145,627 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.4% **
12	Type of reporting person (see instructions) CO

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights to convert two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 76,145,627 shares of the Issuer’s common stock which would be outstanding after a full conversion by Tonaquint of its two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock.  On January 19, 2011, 72,000,000 shares of the Issuer’s common stock were outstanding, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note Purchase Agreement dated January 19, 2011, between Tonaquint and the Issuer, which is described in the Issuer’s Current Report on Form 8-K filed on January 27, 2011.

SCHEDULE 13G

CUSIP No. 66737P501
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,145,627 *
	6	Shared voting power
	7	Sole dispositive power 4,145,627 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,145,627 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.4% **
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights to convert two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 76,145,627 shares of the Issuer’s common stock which would be outstanding after a full conversion by Tonaquint of its two Secured Convertible Promissory Notes into an aggregate of 4,145,627 shares of the Issuer’s common stock.  On January 19, 2011, 72,000,000 shares of the Issuer’s common stock were outstanding, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note Purchase Agreement dated January 19, 2011, between Tonaquint and the Issuer, which is described in the Issuer’s Current Report on Form 8-K filed on January 27, 2011.

ITEM 1	(a)	Name of Issuer: Northwest Biotherapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4800 Montgomery Lane, Suite 800 Bethesda, Maryland 20814

ITEM 2	(a)
Name of Person Filing:

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601.

(c)
Citizenship:

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 66737P501

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	Broker or dealer registered under Section 15 of the Exchange Act.

b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

d.	Investment company registered under Section 8 of the Investment Company Act.

e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On January 19, 2011, reporting person Tonaquint, Inc. (“Tonaquint”) and the Issuer entered into a Note Purchase Agreement (the “Note Purchase Agreement”).  Pursuant to the Note Purchase Agreement, Tonaquint purchased from the Issuer two Secured Convertible Promissory Notes (the “Convertible Notes”) in the principal amounts of $1,120,000 and $1,100,000.

As consideration for the Convertible Notes, Tonaquint paid the Issuer $1,000,000 in cash and issued to the Issuer four Buyer Mortgage Notes, each in the principal amount of $250,000.  The $2,220,000 aggregate principal amount of the Convertible Notes reflects the $2,000,000 purchase price plus $220,000 for an original issue discount and the Issuer’s reimbursement of Tonaquint’s transaction expenses.

The $1,120,000 Convertible Note matures on June 30, 2012, and bears interest at a rate of 9% per year.  The $1,100,000 Convertible Note matures on December 31, 2013, and bears interest at a rate of 6% per year.  Under each of the Convertible Notes, if an Event of Default were to occur, interest would accrue at a default rate of 12% per year.

Tonaquint may convert all or part of the $1,120,000 Convertible Note into shares of the Issuer’s common stock at any time.  Tonaquint may convert all or part of the $1,100,000 Convertible Note into shares of the Issuer’s common stock in four tranches each in the amount of $275,000 corresponding to Tonaquint’s payoff of its Buyer Mortgage Notes, which Tonaquint may prepay without penalty at any time.

The conversion price for each of the Convertible Notes is 80% of the average of the five lowest volume-weighted average prices (“VWAPs”) of the Issuer’s common stock during the ten trading days immediately preceding the conversion date.  The average of the five lowest VWAPs of the Issuer’s common stock during the ten trading days immediately preceding January 19, 2011, is $0.66938.  Therefore, the Convertible Notes were convertible on January 19, 2011, into 4,145,627 shares of the Issuer’s common stock.

Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own at any time.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Northwest Biotherapeutics, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: December 22, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 22, 2011	JOHN M. FIFE /s/ John M Fife